24 December 2003


Corus Finance plc


The following Directors of the Company purchased Corus Group plc shares at 29.5 pence per share on 22 December 2003 under the Corus Group Employee Share Ownership Plan.


---------------------------------------- --------------------------------------
                                         No of Shares Purchased
---------------------------------------- --------------------------------------
D M Lloyd                                424
---------------------------------------- --------------------------------------
P R Strickland                           424
---------------------------------------- --------------------------------------
Miss R H Burke                           339
---------------------------------------- --------------------------------------


Following this notification, the director's shareholding is:

---------------------------------------- --------------------------------------
                                         No of Shares Held
---------------------------------------- --------------------------------------
D M Lloyd                                16,974
---------------------------------------- --------------------------------------
P R Strickland                           57,829
---------------------------------------- --------------------------------------
Miss R H Burke                             9,103
---------------------------------------- --------------------------------------
END